SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
-	Press Release dated August 11, 2005;
-	Notice of a change in the share capital of Enel S.p.A. dated August 10, 2005.

Press Release
ENEL TRANSFERS CONTROL OF WIND TO WEATHER
•	The first stage of the sale of Wind to Weather has been completed.

•	Enel has sold 62.75% of Wind to Weather for 2,986 million euro, deconsolidating Wind debt of approximately 7 billion euro.

•	Enel has acquired a 5.2% stake in Weather for 305 million euro.
Rome, August 11, 2005 — Enel S.p.A. (Enel) and Weather Investments S.r.l. (Weather), a company controlled by the businessman Naguib Sawiris, have completed the first stage of the disposal of Wind Telecomunicazioni S.p.A. (Wind) to Weather, in line with the provisions of the agreement signed by the parties on May 26, 2005 and following approval of the transaction by the relevant Authorities.
As regards the specifics of the transaction, Enel Investment Holding B.V. (a wholly-owned subsidiary of Enel) today sold 62.75% of Wind to a Weather subsidiary for a consideration of 2,986 million euro, thereby enabling Enel to deconsolidate Wind debt totalling approximately 7 billion euro.
Sawiris had previously transferred a stake of 50% plus one share in Orascom Telecom Holding, a telecommunications company listed on the London and Cairo stock exchanges, to another Weather subsidiary.
Enel also subscribed a capital increase of Weather for 305 million euro, thus acquiring a 5.2% holding in such company.
Under the agreement reached last May, Enel and Weather have mutual put and call options under which Enel may transfer and Weather may acquire Enel’s remaining 37.25% stake in Wind between January 15, 2006 and June 30, 2006. Following exercise of the options, the agreement provides for Enel to receive a consideration of 328 million euro in cash and additional equity in Weather, which will raise Enel’s holding in such company to 26.1%, with a value of approximately 1,960 million euro.

Wind consolidated financial statements for 2004 approved by the Shareholders’ Meeting on March 24, 2005 show revenues of 4,714 million euro, up 7.6% on the 4,383 million euro posted in 2003, EBITDA of 1,554 million euro, an increase of 53.8% with respect to the 1,010 million euro in 2003, and EBIT of 41 million euro compared with the negative result of 384 million euro recorded a year earlier.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between July 18, 2005 and August 5, 2005 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between July 18, 2005 and August 5, 2005 a total of 19,100 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on August 10, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,148,925,807	6,148,925,807	1 Euro	6,148,906,707	6,148,906,707	1 Euro

Of which:
Ordinary shares	6,148,925,807	6,148,925,807	1 Euro	6,148,906,707	6,148,906,707	1 Euro

(rank for dividend pari passu: January 1, 2005) current coupon number 6

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: August 11, 2005